June 1, 2005

Mr. Jeffrey Gordon
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549

RE: Myers Industries, Inc.
     Form 8-K Item 4.01 filed May 10, 2005
     File No. 1-8524

Dear Mr. Gordon:

The following information is provided in response to the comment letter received from the Securities and Exchange Commission (Commission) dated May 11, 2005 relating to Myers Industries Inc.'s (the Company) Form 8-K filing on May 10, 2005. Our responses are keyed to the numbered paragraphs of your comment letter referred to above.

1.

We have complied with your request by filing Form 8-K/A on May 17, 2005 which amends the previously filed Form 8-K to indicate that there were no disagreements with Ernst & Young (E&Y) for the last two fiscal years ended December 31, 2004 and to cover the interim period from the date of the last audited financial statements through May 10, 2005.

2.

Your comment letter asked us to amend the Form 8-K to provide information required by item 304(a)(1)(v) of Regulation S-K, regarding reportable events. The Form 8-K as originally filed May 10, 2005 makes reference to a reportable event related to the Company's internal controls as set forth in paragraph (A) of item 304(a)(1)(v). This letter will confirm that there was no disclosure with respect to reportable events described in paragraph (B), E&Y advising the Company that it can no longer rely on management's representations; paragraph (C), E&Y advising the Company of the need to significantly expand the scope of their audit or paragraph (D), E&Y advising the Company that information had come to their attention that materially impacted previously issued or subsequent financial statements because the reportable events described in these paragraphs did not occur in the two previous fiscal years ended December 31, 2004 or in the interim period through May 10, 2005.

3.

As requested, attached as an exhibit to this letter is a schedule of adjustments recorded in connection with or as a result of the audit for the year ended December 31, 2004, showing the effect of such adjustments on pretax income for the year then ended.

The first adjustment relates to an environmental liability which was originally recorded in 2003 based on the criteria of SFAS No. 5. As settlement negotiations continued in 2004, the Company adjusted the accrual to reflect the expected settlement amount based on the negotiations and the advice of legal counsel. The Company's auditors, E&Y, did not feel that the Company could demonstrate that the amount accrued was the most likely amount within the range of loss established and therefore proposed an adjustment to reduce the accrual to the low end of the range.

The second adjustment was related to a reserve for an open product liability claim. Subsequent to closing the books, but before the completion of the audit and release of the financial statements, the Company was dropped from the claim in question and, accordingly, the reserve was determined to be unnecessary and eliminated.

The third adjustment also related to a reserve for an open product liability claim which named the Company as well as other defendants for events occurring between 1973 and 1982. As of December 31, 2004, the Company had paid $8,000 in defense costs, notified its insurance carriers for the period covering the events and reserved the remaining estimated exposure for the claim. The Company's auditors did not feel that the Company could demonstrate that the amount accrued was the most likely amount within the range of loss established and therefore proposed an adjustment to eliminate the reserve.

The fourth adjustment was made to record certain deferred tax assets for one of the Company's foreign subsidiaries acquired in 1999. The events that created these deferred tax assets occurred primarily in periods prior to 2004 and may, to some extent, have been in existence but not identified at the time of acquisition.

The fifth adjustment was related to the accrual for U.S. federal income taxes payable which the auditors estimated was in excess of amounts known and determinable as of December 31, 2004. Accordingly, we reduced the accrual for income taxes payable. Although it is difficult to determine with certainty, some or all of this amount may relate to prior periods.

The sixth adjustment relates to purchase accounting for an acquisition made in March 2004.The fair value appraisals and other information needed to finalize the purchase accounting was completed and recorded in the fourth quarter. The adjustment was made to record the estimated fair value of finished goods inventory acquired which had been turned through cost of sales as of December 31, 2004.

4.

As requested, a new Form 8-K will be filed as soon as a new independent accounting firm has been engaged to audit the Company and the requirements of item 304(a)(2) will be specifically addressed in that filing.

5.	In connection with the Form 8-K/A filing on May 17, 2005, the Company obtained an updated Exhibit 16 letter from E&Y regarding the changes made in the revised filing.

In connection with this correspondence we acknowledge that:

*	the Company is responsible for the adequacy and accuracy of the disclosures in our SEC filings;
*	Comments from Commission staff or changes to disclosures in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the above comments responsive to your comments as set forth in your letter of May 11, 2005. If you have additional comments or questions, please do not hesitate to contact me at 330-253-5592.

Sincerely,

Gregory J. Stodnick
Vice President Finance and CFO